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                    Contact:  Norman R. Soland, Esq.
                              (612) 844-1153
                    Date:     October 29, 1996


NASH FINCH COMPANY ANNOUNCES EXPIRATION OF
HART-SCOTT-RODINO WAITING PERIOD
FOR ACQUISITION OF SUPER FOOD SERVICES, INC.

Minneapolis, MN, October 29 -- Nash Finch Company (Nasdaq: NAFC) announced today that it has received official notification that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to its tender offer for all of the outstanding shares of common stock of Super Food Services, Inc. (NYSE: SFS) has terminated.

As previously announced, pursuant to a Merger Agreement with Super Food on October 8, 1996, Nash Finch commenced a tender offer for all of the outstanding shares of common stock of Super Food at $15.50 per share in cash. Unless extended, the offer is scheduled to expire at midnight, New York City time, on November 6, 1996. A total of approximately 1,085,664 Super Food shares, or 10 percent, of Super Food common stock had been tendered as of the close of business on October 28, 1996. Shares not acquired in the tender offer will, subject to the terms of the merger agreement, be exchanged in a subsequent merger for the same cash price paid in the tender offer.

Nash Finch Company is one of the largest food wholesalers in the country, supplying products to affiliated and independent supermarkets, other independent retailers and military bases in approximately 30 states. The Company also owns and operates approximately 110 supermarkets, warehouse stores and mass merchandise stores in 16 states, and a produce marketing subsidiary in California.